Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, WI 53204

June 10, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) File Nos. 333-264478, 811-23793 Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 338 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. 0001999371-25-003807) on April 4, 2025, for the purpose of registering shares of the Defiance MSTR Double Short Hedged ETF (the “Fund”) as a new series of the Trust. The Amendment would have become effective on June 18, 2025

The withdrawal of the Amendment relates solely to the Fund. No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of this particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino
General Counsel
Tidal Investments LLC